SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Canadian Pacific Railway Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

13645T100

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

with a copy to:

Alan J. Sinsheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13645T100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,159,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,159,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,159,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1)	This calculation is based on 170,856,685 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited (the “Issuer”) outstanding as of March 22, 2012 as reported in the Report of Foreign Issuer on Form 6-K, filed by the Issuer on March 22, 2012 (the “6-K”). The percent of class in row 13 decreased from 14.2% to 14.1% due to an increase in Common Shares outstanding by 1,188,761 Common Shares, as disclosed in the 6-K.

CUSIP No. 13645T100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,159,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,159,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,159,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	This calculation is based on 170,856,685 Common Shares outstanding as of March 22, 2012 as reported in the 6-K. The percent of class in row 13 decreased from 14.2% to 14.1% due to an increase in Common Shares outstanding by 1,188,761 Common Shares, as disclosed in the 6-K.

CUSIP No. 13645T100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,233,894
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,233,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,233,894
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

(3)	This calculation is based on 170,856,685 Common Shares outstanding as of March 22, 2012 as reported in the 6-K.

CUSIP No. 13645T100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,159,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,159,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,159,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(4)	This calculation is based on 170,856,685 Common Shares outstanding as of March 22, 2012 as reported in the 6-K. The percent of class in row 13 decreased from 14.2% to 14.1% due to an increase in Common Shares outstanding by 1,188,761 Common Shares, as disclosed in the 6-K.

This Amendment No. 6 relates to the Schedule 13D filed on October 28, 2011 and amended on November 22, 2011, December 1, 2011, December 13, 2011, January 24, 2012 and February 22, 2012 (as so amended, the “Original 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company; (iii) Pershing Square GP, LLC, a Delaware limited liability company; and (iv) William A. Ackman, a citizen of the United States of America relating to common shares, without par value Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item  4. Purpose of the Transaction.

Item 4 of the Original 13D is amended and supplemented as follows:

On April 2, 2012, Pershing Square issued a press release announcing that it is nominating Stephen C. Tobias for election to the board of directors of the Issuer. That press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 4 as if set out herein in full.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Press release, dated April 2, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012

PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated April 2, 2012